SEC RULE 12g3-2(b) EXEMPTION NO. 82-2950

ALTAI RESOURCES INC.

2550 Victoria Park Avenue, Suite 738, Toronto, Ontario, Canada, M2J 5A9 • Telephone: (416) 383-1328
Fax: (416) 383-1686 • E-mail: info@altairesources.com • Internet: http://www.altairesources.com

March 2, 2009

By Mail

Compliance & Disclosure
TSX Venture Exchange
2700-650 West Georgia Street
Vancouver, BC V6B 4N9

SUPPL

Dear Sirs,

Re: ALTAI RESOURCES INC. ("Altai") – Resignation of Director

Please be informed that Mr. Howard Rosen has resigned as a director of Altai Resources Inc. effective March 2, 2009. We would appreciate it very much if you would amend your records accordingly.

Yours sincerely,
ALTAI RESOURCES INC.

Maria Au
Secretary-Treasurer

09045679

RECEIVED
2009 MAR 25 A 6:53

Cc Ontario Securities Commission
Autorité des marché financiers
British Columbia Securities Commission
Alberta Securities Commission
Mr. Brian Rand, Analyst, Corporate Finance, TSX Venture Exchange, Toronto
– (by eMail only)

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atcr944~TSXV.DirResg.90302